EXHIBIT 21

Direct and Indirect Subsidiaries of

Bob Evans Farms, Inc.

As of February 16, 2013

Name of Entity and Ownership Structure	Jurisdiction
Bob Evans Farms, Inc.	Delaware
- Bob Evans Farms, LLC	Ohio
- BEF Foods, Inc.	Ohio
- Kettle Creations, LLC	Ohio
- Bob Evans Holding, Inc.	Ohio
- BEF Management, Inc.	Ohio
- Bob Evans Transportation Company, LLC	Ohio
MCafe Holding, LLC	Delaware

The registrant has listed all of its direct and indirect subsidiaries and therefore the inclusion of any entity does not necessarily signify that it is a “significant subsidiary” of the registrant.